May 17, 2019

Steven J. McGarry
Executive Vice President and Chief Financial Officer
SLM Corporation
300 Continental Drive
Newark, Delaware 19713

       Re: SLM Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           Form 8-K filed February 11, 2019
           File No. 001-13251

Dear Mr. McGarry:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services